

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

June 2, 2009

Mr. Curtis L. Dinan
Chief Financial Officer
ONEOK Partners, L.P.
100 West Fifth St.
Tulsa, OK 74103

> **Re: ONEOK Partners, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31 2008**
> **Filed February 25, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed April 30, 2009**
> **File No. 1-12202**

Dear Mr. Dinan:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Critical Accounting Estimates, page 40

1.   Please note that the critical accounting policy section is intended to highlight those areas that require significant estimates and management judgment as well as those areas that involve a choice of accounting policy where different policies could produce materially different results. In future filings, please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates, rather than duplicating the disclosure of significant accounting policies in the financial statement footnotes. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. Please refer to SEC Release No. 33-8350. In complying with this comment, please expand, for example, your derivative disclosures to quantify the significant estimates actually used, explain why those estimates are appropriate, and discuss whether material valuation adjustments would have been necessary based on other reasonably likely inputs that could have been assumed for the input at the balance sheet date. In particular, please discuss in reasonable detail the estimates used in your modeling techniques for Level 3 derivatives. In regards to your valuation methodologies, please consider disclosing the following information:

- The amount, by level, of financial instruments measured using independent pricing services and the amount measured using indicative quotes from independent brokers. Discuss the specific validation procedures performed to corroborate values from each source.

- The extent to which you adjust NYMEX-settled prices or broker quotes. If you do adjust prices or quotes, discuss other information used in the valuation, the level of approval needed to use the alternate value, and the impact on your financial statements of using the alternative price.

- The number of prices or quotes you generally obtain per instrument. If you obtain multiple prices or quotes or if the values from pricing services or brokers vary on the same instrument, discuss how you arrived at the ultimate value used in your financial statements.

- If true, please include an affirmative statement that based on your internal review procedures, the fair values provided by pricing services and brokers are consistent with the principals of SFAS 157.

Cash Flow Analysis, page 55

2. Please provide a more informative analysis and discussion of changes in cash flows from operating activities, including changes in working capital components, for each period presented. Please ensure your analysis is not merely a recitation of changes evident from the financial statements. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Please refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Notes to Consolidated Financial Statements, page 70

3. Please disclose the types of expenses that you classify as cost of sales, either in the footnotes to your financial statements or in MD&A, as we believe this disclosure assists your readers when comparing your results to other companies. If necessary to provide your readers with context for understanding changes in your results, please disclose these items by segment.

Note C. Fair Value Measurements, page 78

4. Please confirm that the December 31, 2008 derivative financial instrument asset balance disclosed on your balance sheet and in the table on page 79 is not net of any derivative liabilities.

5. If material to your operations, please consider disclosing in future filings the following information regarding your derivatives and risk management activities:

- How counterparty credit risk affected your valuation of derivative assets and the resulting gain or loss that you included in earnings relating to the changes in that credit risk. Also, consider discussing how deterioration in counterparty credit and your ability to collect on derivative assets will impact your financial statements; and

- How your credit risk affected your valuation of derivative liabilities and the resulting gain or loss that you included in earnings relating to the changes in that credit risk.

In addressing these items, consider providing the following disclosures:

- A clear discussion of how credit is considered in your valuations and how credit risk is monitored and managed;

- Separate quantification on net income of your credit versus counterparty credit;

- The effect of credit adjustments on the balance sheet at each balance sheet date;

- The events that impact the adjustment for credit and any material changes during the period; and

- To the extent there are significant groups of counterparties that have a material impact on fair value, consider separately quantifying that credit effect.

Note N. Net Income Per Unit, page 91

6.   It appears that you have two classes of common stock consisting of common units and Class B units. You disclose on page 78 that, effective April 7, 2007, the Class B limited partners are entitled to receive increased quarterly distributions equal to 110% of the distributions paid with respect to your common units. It appears, however, that you have not presented your earnings per unit figures using the two-class method since ONEOK Inc., the sole holder of the Class B units, waived its right to receive the increased quarterly distributions and there is currently no difference in distribution rates between the common and Class B units. If our understanding is correct, please note that paragraph 61(d) of SFAS 128 still requires the presentation of basic and diluted EPS data for each class of common stock. We advise you that diluted EPU for the common units should be based on the more dilutive of the two-class method or the if-converted method and, furthermore, diluted EPU for the Class B units should be presented without assuming conversion. Please provide us with your historical EPU calculations had you assumed application of this guidance for the historical annual periods presented. Please also tell us whether or not all Class B units are convertible into common units at the option of the holder and confirm that the Class B unitholder is not entitled to any distributions relating to the pre-withdrawal period if the waiver is withdrawn.

7.   We note that you classify distributions related to the general partner's incentive distribution rights as equity transactions. Please explain why you believe equity classification is appropriate, including explaining the purpose for which you provide cash distributions to your general partner beyond the general partner's ownership interest. Also tell us what consideration, if any, was given to recording IDRs as compensation to the general partner. In this regard, we assume that the services provided by your general partner and other affiliated companies in

conducting and directing your activities are billed to you at cost, and it appears that IDRs could be a method for providing your general partner with compensation in return for providing these services to you.

Note O. Related Party Transactions, page 91

8.   We note that ONEOK, Inc. and its affiliates provide a variety of services to you under a service agreement. Since transactions and agreements with related-parties may not be on an arm's length basis, please disclose your estimates of what the related expenses would have been on a stand alone basis, or tell us why such disclosure is not practicable. If practicable, please provide this disclosure for each year for which a statement of income was required when such basis produced materially different results. See Question 2 of SAB Topic 1B.

Controls and Procedures, page 93

9.   You disclose that you have established your disclosure controls and procedures to ensure that information required to be disclosed in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. In future filings, if you include a definition of disclosure controls and procedures, please also state, if true, that you designed your disclosure controls and procedures to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Note K. Limited Partners' Net Income Per Unit And Distributions To Partners, page 20

10.   You disclose on page 11 that the adoption of EITF 07-4 had no impact on your limited partners' net income per unit figures for the three months ended March 31, 2009 and 2008. Considering you disclose on page 76 of your December 31, 2008 Form 10-K that application of EITF 07-4 will impact your net income-per-unit disclosure, please clarify why EITF 07-4 did not impact your limited partner net income per unit computations. In your response, please tell us if the IDRs are a separate interest or embedded in the GP interest, summarize the contractual distribution terms of your partnership agreement, and explain in further detail how undistributed earnings are allocated to the LP, GP, and IDR interests and how your computations comply with paragraphs 9-10 or 14-15 of EITF 07-4.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

Jennifer Thompson
Accounting Branch Chief